**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 11, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Fuel Doctor Holdings, Inc.**

**File No. 333-161052- CF# 27826**

_____

       Fuel Doctor Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 5, 2012.

       Based on representations by Fuel Doctor Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.1               through December 31, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                            Loan Lauren P. Nguyen
                                            Special Counsel